FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

June 17, 2009

ITEM 3   News Release:

A news release was issued on June 17, 2009 via News Wire Canada.

ITEM 4   Summary of Material Change:

JED announced that the Stay Period under its order under the Companies Creditors’ Arrangement Act (Canada) (“CCAA”) was extended by the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) from June 17 to July 3, 2009.

ITEM 5   Full Description of Material Change:

JED announced that the Stay Period under its order under the CCAA was extended by the Court from June 17, 2009 to July 3, 2009.  This is the sixth extension of the Stay Period since the Court’s initial Order on August 13, 2009.

The Court also increased the maximum amount of capital expenses JED is allowed to make from $2.250,000 to $2,500,000, to permit JED to install a vapor recovery unit as required by the ERCB; and again declined the motion by NEO Exploration Inc. and Ptarmigan Lands LP to put a hold on the purchase price of oil and gas assets purchase from JED Production Inc. a wholly-owned subsidiary of JED, which are currently being held in trust.  A trial on the other claims of NEO and Ptarmigan to exclude certain of the purchased lands from the purchase and rule on the effect of an audit by the Province of Alberta on JED’s gas cost allowance for the years 2005 through 2008 has been set for July 27, 2009, and  JED intends to vigorously defend the claims.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Corporate Secretary
(403) 851-0017

ITEM 9   Date of Report:

Dated at Cochrane, Alberta on June 17, 2009.